Exhibit 12
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)
(Unaudited)
For the Years Ended May 31, 2007, 2006, 2005, 2004, and 2003

	2007	2006 (As restated) (1)	2005 (As restated) (1)	2004 (As restated) (1)	2003 (As restated) (1)
Income (loss) prior to cumulative
effect of change in accounting principle	$11,701	$95,497	$122,503	$(200,098)	$649,485
Add: Fixed charges	996,730	975,936	942,033	941,491	951,628
Margins available for fixed charges	$1,008,431	$1,071,433	$1,064,536	$741,393	$1,601,113
Fixed charges:
Interest on all debt (including amortization
of discount and issuance costs)	$996,730	$975,936	$942,033	$941,491	$951,628
Total fixed charges	$996,730	$975,936	$942,033	$941,491	$951,628

Ratio of margins to fixed charges	1.01	1.10	1.13	-	1.68

For the year ended May 31, 2004, earnings were insufficient to cover fixed charges by $200 million.

(1) See Note 1 (w) to the consolidated financial statements for further explanation of the restatement of the consolidated statement of operations data for fiscal years 2006 and 2005.  Prior year periods have been revised to reflect the adjustments related to the restatement described in Note 1(w).